

EXECUTIVE SUMMARY 2021

MEET ARTIST ROW





ARTIST ROW is an immersive, first-of-its-kind arts and events venue that merges food, art, music, and entertainment into one artist-centric space. We create unique experiences that are innovated by cutting-edge technology and enlivened by the vibrancy of contemporary art.













IMMERSE IN ART

Artist Row transports its audience into a new, interactive dimension. By utilizing state-of-the-art lights, colors, sounds, and screens, we build a world of immersive adventures to awaken all our senses. With new and augmented technologies, we are elevating collective experiences to become more immersive and invigorating.

By reimagining entertainment venues, we're letting our fans enjoy and enrich our space all at once. At Artist Row, watching live streams will not be enough, because here, you will become part of the performance.

Through our weekly themed attractions from Thursdays to Saturdays, Artist Row creates an interactive and immersive event that gives you the freedom to play with reality. Fans will be surrounded by characters in costumes, locations styled to the theme, and specialized food and beverages, all in line with the narrative of the event that will make you forget you're still in Artist Row.








HAVEN FOR CREATORS

With Artist Row's wide range of activities where you can taste-test our food hall or join immersive live events, both family-friendly fun and exciting festivities await all fans of food, art, music, and entertainment.

We, at Artist Row, curate a welcoming and co-creating environment for everyone involved. Fully furnished with high-tech recording equipment, our production studios help you create captivating original content for your podcast or show. At our food hall, expect to taste a refreshing map of flavors prepared by our local chefs, or better yet, you can become a food vendor and show off your own gourmet goodies.

If you're looking to take your Artist Row adventure to a new level, visit our bustling event grounds for an extraordinary immersive experience with renowned performers and musicians. Meanwhile, at Artist Row's open space, hybrid art gallery, you can get acquainted with new artists, be moved by an art piece, and discover NFT artworks you didn't know you needed in your home.













ALIVE AT NIGHT

Make sure to stick around at night to witness the world of Artist Row transform with a festival of adaptive lights, colors, and sounds, all synchronized to the beat of the music. Because under the glow of vivid artworks and electrifying sounds of live musicians, everything in our space comes alive.













TRANSCENDING
TIME AND SPACE

Right in the heart of Anaheim, next to Disneyland, Anaheim Convention Center, and House of Blues, sits Artist Row's spacious venue that spans over 20,000 square feet.

Our dynamic art haven transcends the constraints of physical locations by existing digitally in a simulation of the enhanced "real world". Through unifying the real and digital world, Artist Row redefines social gatherings and takes it to a whole new dimension.

By making art and entertainment accessible at any time, we bring the multisensory experience of being at Artist Row right to the homes of our fans through VR parties, interactive live streams, and virtual shows.









ART FOR ALL

We're taking entertainment venues to a different level, meant to be enjoyed by everyone. Artist Row is free for all ages and is open daily for fans and art lovers who seek an elevated and unique experience.











EXPLORING ARTIST ROW



THE FOOD HALL

THE FOOD HALL

Our rotating Food Hall includes eight kitchens that feature local, up-and-coming chefs and renowned cooks. Get ready to finally try delectable treats from your favorite food influencers. Throughout the year, we switch up food vendors to offer foodies a new experience with every visit. Remember to ask for the secret menus so you don't miss out on our limited-time offers.



THE ART GALLERY



THE GALLERY



A fresh twist on a typical art gallery, our creative, outdoor space injects food and music into art appreciation. Art lovers can witness mesmerizing NFT art blown up on our projection-mapped walls while enjoying live music, drinks, and snacks. By exclusively displaying artworks by homegrown artists from LA and all around the U.S., Artist Row celebrates its local art scene by giving resident creators an international stage.



PRODUCTION
STUDIOS



PRODUCTION STUDIOS

Inspiring collaborative energy within Artist Row, we give content creators and artists unrestricted access to produce and shoot their own content in our production studios. Fully equipped with the newest recording gear and tech, anyone can easily make podcasts, stream from our sets, and even build the virtual reality world of their dreams right in one zone.



EVENT GROUNDS



EVENT GROUNDS

We've revived live shows and made them even better at Artist Row by creating an interactive venue. While you're surrounded by art, watch as the lights from every fixture dance with you to the music. Stretching over 6000 sq ft, our outdoor event grounds include a full stage, a 20 ft LED video wall, a full bar, and a spacious lounge and cabana.





THE TEAM

Artist Row is formed by the most clever and inventive minds from the entertainment and hospitality industries. We've assembled a dream team of the most skillful artists, visionaries, directors, operators, creative producers, stage designers, and multimedia experts. Our group of talented senior managers alone has over a hundred years of collective experience.



REINVENTING EXPERIENCES

In our art gallery, touching the creations is quite inevitable. At Artist Row, we encourage art lovers to admire and interact with art in a new way.

Artist Row redefines event venues by staging multi-sensory productions that fuse artistry and technological innovation together. Rather than detaching humans from each other, technology at Artist Row is utilized to reinforce strong bonds between communities and fans worldwide.





MULTISENSORY EXPERIENCE

SIGHT

When you step into Artist Row, expect to find yourself in a different dimension created solely for your suspension of disbelief. By employing visuals to tell stories, we accentuate the use of lighting, stage design, art installations, talent management, and production design.

TASTE

Savor your experience at Artist Row with our specialized menus and wide selection of food. By collaborating with celebrity chefs and food influencers, our Food Hall is sure to excite all your tastebuds.

HEARING

Amplify your adventure at Artist Row with live music shows headlined by our diverse network of prominent musicians. We've partnered with pioneers in audio equipment and sound technology to bring our shows to life.

SMELL

Since our sense of smell is strongly tied to memory, Artist Row creates unforgettable experiences by incorporating the use of fragrances into our space through food cooking in our kitchens and aroma from scent diffusers.

TOUCH

To concretize your adventure in Artist Row, we make your experience more tangible by deepening your exploration of our space with interactive screens, adaptive surfaces, fog machines, and misters.

TO SUM UP

Supporting artists from concept to execution, Artist Row becomes an inspiring art haven for creators where they can exhibit their works. With our wide reach of audiences, artists are given a platform so they are seen by art lovers all over the globe.

Similar to art developing with the world as it changes, Artist Row continuously evolves to stay fresh, innovative, and relevant.

By being part of the Artist Row team, we will bring the next generation of immersive entertainment by creating new worlds that transport people out of reality and into riveting and unforgettable experiences.





EXECUTIVE SUMMARY 2021